Exhibit 99.1

AMTD Digital’s total assets expand to US$1.2 billion with net assets at US$630.6 million, maintaining robust profitability of US$42.4 million

●	AMTD Digital’s digital investments portfolio continue to grow, with the investment into EleBank, AMTD Group as co-founder, seeing important developments of having the first Physical Store officially opens, all-new online-to-offline digital banking service experience and accompanying Hong Kong people on the journey from “earning interest” to “growing wealth”. This represents the first digital bank in Hong Kong history to lease a ground-floor physical branch storefront, marking a significant milestone in the evolution of digital banking towards an integrated online and offline integrated service model.

●	Total assets grew by 23.2% to US$1.2 billion (US$9.4/share); and Net asset value strengthened to US$630.6 million (US$5.0/share)

●	Revenue from contracts with customers increased to US$26.4 million

●	Successfully completed the strategic acquisition of a premier hotel property in New York

PARIS & NEW YORK, October 23, 2026

AMTD Digital Inc. (“AMTD Digital” or the “Company”, NYSE: HKD), a NYSE listed company and also a comprehensive digital solutions and global hospitality and VIP services platform headquartered in France, announces its unaudited financial results for the six months ended April 30, 2026.

Highlights of Half Year Financial Results

●	Our revenue from contracts with customers for the six months ended April 30, 2026 increased to US$26.4 million, compared to US$25.3 million in the comparable period of 2025. This steady growth demonstrates our resilience and the successful integration of our core operating businesses.

●	During the period, the Company successfully completed the strategic acquisition of a premier hotel property in New York (AMTD IDEA Tribeca Hotel). This acquisition establishes our presence in a high-barrier-to-entry market and serves as a key driver for our expanding hospitality and VIP services segment.

●	We recorded total revenue of US$63.8 million for the six months ended April 30, 2026, which includes US$37.4 million in positive fair value changes on financial assets measured at fair value through profit or loss.

●	The Company maintains a highly robust balance sheet, with total assets expanding by 23.2% to reach US$1.2 billion (US$1,176.9 million) as of April 30, 2026.

Statement from Senior Management:

Xavier Zee, Chief Financial Officer, said “I am pleased to report that the Group has further enriched its hospitality portfolio following acquisitions of hotels in 4 international cities, namely New York, London, Perth and Kuala Lumpur, during the half year period and up to this announcement date. We continuously see strong momentum in this strategic sector and are heartened for the solid hospitality results after the acquisitions. We also see that there are many collaboration opportunities and synergies between our IP related business and this hospitality arm, which will bring in more revenue streams for the Group.”.

Financial Results for the Six Months Ended April 30, 2026

Revenue

Our total revenue for the six months ended April 30, 2026 was US$63.8 million, compared with US$73.2 million recorded for the comparable period in 2025. The components of our revenue are as follows:

●	Revenue from contracts with customers increased to US$26.4 million for the six months ended April 30, 2026, compared to US$25.3 million for the comparable period in 2025. This growth was primarily driven by the steady performance of our media and entertainment segment and the expansion of our hotel operations, including the newly acquired New York hotel property.

●	Net fair value changes on financial assets at fair value through profit or loss was a gain of US$37.4 million for the six months ended April 30, 2026, compared to a gain of US$47.5 million in the comparable period of 2025. The change reflects the unrealized gains on our investment portfolio during the current period.

Employee Benefit Expense

Staff costs for the six months ended April 30, 2026 decreased to US$5.6 million, compared to US$8.6 million in the comparable period in 2025, reflecting optimized operational efficiencies across the Group.

Depreciation and Amortization

Depreciation and amortization for the six months ended April 30, 2026 increased to US$5.0 million, compared to US$4.7 million in the same period in the prior year. This increase is primarily attributable to the addition of the New York hotel property to our real estate portfolio.

Finance Costs

Finance costs for the six months ended April 30, 2026 decreased by 24.9% to US$4.6 million, compared to US$6.1 million in the comparable period in 2025.

Other Expenses

Other expenses for the six months ended April 30, 2026 increased to US$13.0 million, compared to US$11.0 million in the comparable period in 2025. This increase is primarily attributable to the additional operating costs associated with our expanded hotel operations, including the newly acquired New York property.

Other Income

Other income increased to US$12.5 million for the six months ended April 30, 2026, compared to US$10.7 million for the comparable period in 2025, mainly due to higher interest income driven by an increase in outstanding balances owed by group companies during the current period.

Profit For the Period

Profit for the six months ended April 30, 2026 was US$42.4 million, compared to US$51.5 million in the comparable period in 2025. The change is primarily the result of a lower unrealized fair value gain on financial assets and higher income tax expenses (US$4.0 million in 2026 compared to US$0.8 million in 2025), offset by steady growth in our core operating businesses.

Financial Position and Balance Sheet Analysis

The Group’s financial position expanded significantly during the six months ended April 30, 2026, reflecting the successful execution of our strategic acquisition in the hospitality sector.

●	Total assets increased by 23.2% to US$1.2 billion (US$1,176.9 million) as of April 30, 2026, compared to US$955.4 million as of October 31, 2025. This was largely driven by an increase in Property, Plant and Equipment (from US$293.1 million to US$359.7 million) due to the New York hotel acquisition, as well as an increase in non-current financial assets at FVTPL, primarily representing approximately US$150 million of net proceeds from the TGE SPAC initial public offering held in a restricted Trust Account and invested in money market funds.

●	Total liabilities increased to US$395.0 million from US$351.7 million, primarily reflecting an increase in non-current bank borrowings utilized to support our real estate expansion.

●	Total equity strengthened to US$630.6 million, up from US$603.7 million at the end of October 2025, supported by the comprehensive income generated during the period.

Subsequent events

Subsequent to the reporting period ended April 30, 2026, the Group successfully completed the acquisition of three additional premier hotel properties to further scale its global hospitality footprint:

●	Australia: On May 29, 2026, the Group completed the acquisition of a 50% equity interest in the entities owning and operating The Ritz-Carlton, Perth (number 100 The Ritz-Carlton globally).

●	Southeast Asia: On May 29, 2026, the Group completed the acquisition of a 100% equity interest in the entities owning an 80% effective interest in the Upper View Regalia Hotel in Kuala Lumpur, Malaysia.

●	United Kingdom: On June 2, 2026, the Group completed the acquisition of a 100% equity interest in the entities owning and operating the AMTD Dao by Dorsett Hornsey hotel in London.

These acquisitions are in line with the Group’s ongoing strategy to expand its footprint in key international gateway cities, diversify its asset portfolio, and increase recurring revenue streams.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates key business lines including digital media, content and marketing services, investments as well as hospitality and VIP services. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD Digital Inc. are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD Digital Inc. with the SEC. All information provided in this press release is as of the date of this press release, and AMTD Digital Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

AMTD DIGITAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE SIX MONTHS ENDED APRIL 30, 2025 AND 2026

	Six months ended April 30,
	2025	2026
	US$’000	US$’000
	(unaudited)

Revenue from contracts with customers	25,310	26,398
Dividend income	352	-
Changes in fair value on financial assets measured at fair value through profit or loss	47,498	37,428
Total revenue	73,160	63,826
Other income	10,664	12,450
Other gains and losses, net	(336)	83
Employee benefits expense	(8,633)	(5,601)
Advertising and promotion expense	(331)	(1,123)
Premises and office expenses	(108)	(57)
Legal and professional fee	(394)	(629)
Depreciation and amortization	(4,653)	(5,008)
Finance costs	(6,100)	(4,582)
Other expenses	(10,996)	(13,008)

PROFIT BEFORE TAX	52,273	46,351
Income tax expense	(811)	(3,954)

PROFIT FOR THE PERIOD	51,462	42,397

OTHER COMPREHENSIVE INCOME (EXPENSES)
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	828	(729)

Item that will not be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	360	(5,202)
OTHER COMPREHENSIVE INCOME (EXPENSE) FOR THE PERIOD	1,188	(5,931)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	52,650	36,466

Profit for the period attributable to:
Owners of the company	27,072	23,600
Non-controlling interests	24,390	18,797
	51,462	42,397
Total comprehensive income for the period attributable to:
Owners of the company	28,213	17,377
Non-controlling interests	24,437	19,089
	52,650	36,466
EARNINGS PER SHARE
Basic (US$)	0.22	0.19
Diluted (US$)	0.22	0.19

AMTD DIGITAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT OCTOBER 31, 2025 AND APRIL 30, 2026

	October 31, 2025	April 30, 2026
	US$’000	US$’000
	(audited)	(unaudited)
ASSETS
Current assets
Accounts receivable	11,834	10,207
Prepayments, deposits and other receivables	4,466	6,774
Amount due from AMTD Group	250,731	132,237
Financial assets at fair value through profit or loss	7,987	7,920
Cash and bank balances	46,363	41,740
Total current assets	321,381	198,878

Non-current assets
Property, plant and equipment	293,140	359,735
Intangible assets	119,311	118,308
Deposits	-	72,561
Financial assets at fair value through profit or loss	221,532	427,395
Total non-current assets	633,983	977,999
Total assets	955,364	1,176,877

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	5,486	5,815
Other payables and accruals	9,831	13,712
Bank borrowings	83,305	5,339
Amounts due to non-controlling shareholders	64,197	61,685
Contract liabilities	664	429
Income tax payable	3,483	3,655
Total current liabilities	166,966	90,635

Non-current liabilities
Bank borrowings	176,818	290,105
Provision for replacement of hotel properties	2,266	2,648
Deferred underwriting commissions	-	6,000
Deferred tax liabilities	5,655	5,607
Total non-current liabilities	184,739	304,360
Total liabilities	351,705	394,995

Commitments and Contingencies
Redeemable shares issued by TGE Value Creative Solutions Corp. (“TGE SPAC”)	-	151,321

Equity
Share capital	13	13
Treasury shares	(295,719)	(295,719)
Reserves	559,348	564,544
Total equity attributable to owners of the Company	263,642	268,838
Warrants	2,145	5,764
Non-controlling interests	337,872	355,959
Total equity	603,659	630,561
Total liabilities, redeemable shares issued by TGE SPAC and equity	955,364	1,176,877

*	less than US$1,000.

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